Hidden ▲alue Stocks

From Hedge Fund Alpha (Formerly ValueWalk Premium)

Welcome to
Q1 2026
Issue of Hidden Value Stocks from Hedge Fund Alpha



INDEX

Welcome to the Q1 2026 issue of Hidden Value Stocks from Hedge Fund Alpha (formerly ValueWalk Premium).

This edition features Sonu Chawla of TimesSquare Capital Management and Eric Su of EHS Investments. Chawla selected JFrog and Carpenter Technology, seeing target prices of $78 and $378, respectively, for the two names.

Su featured TrueBlue. He's set a target price of over $9 for the near term and $30 to $60 by 2030.

Please contact us at *info@hedgefundalpha.com* with any comments, questions or suggestions.

Jacob Wolinsky, Founder, Hedge Fund Alpha
Michelle deBoer-Jones, Editor-in-Chief,
Hedge Fund Alpha

Meet Sonu Chawla of TimesSquare Capital Management



Sonu Chawla of TimeSquare Capital Management has been in the investment business for nearly 20 years. Before pursuing investing, she was a technology consultant working for a Big 4 consulting firm. Chawla holds a Master of Science in Mathematics and Computer Science from the Indian Institute of Technology and an MBA from Kellogg School of Management at Northwestern University.

Before joining TimesSquare in 2018, she worked at a multi-strategy fund that wound down operations.

"I have been a growth investor throughout my two-decades-long investing career, and TimesSquare's focus on quality growth investing and collaborative work culture are well aligned with my value system," Chawla told Hedge Fund Alpha. "At TimesSquare, I started off as senior analyst covering TMT stocks in 2018 and became a co-PM of [the] MidCap growth strategy in 2022 in recognition of technology's representation in portfolio and my strong contribution of alpha generation for the portfolio."

Background on Sonu Chawla

Growing up in India in a household that championed female education, Chawla lived a vital counter-narrative to the prevailing patriarchal norms. That foundation gave her the confidence to pursue her degree at the Indian Institute of Technology in Delhi.

"At the time, women represented only [a] low-single-digits percentage of my graduating class, and the environment was a true 'proving ground,'" Chawla said. "Navigating a campus not originally built for women — from the logistical hurdles of limited infrastructure to strict curfews that restricted lab access — forged a deep sense of resilience and a belief that any problem can be solved through persistence.

This 'figure-it-out' culture is the backbone of my professional identity. Being a minority in such a high-pressure, male-dominated setting was a masterclass in adaptability and collaboration; it effectively prepared me for the rigors of the investment industry."

She feels her transition into fund management was a natural evolution of her work in technology consulting, which taught her how to analyze business models and management execution from the inside out.

"While consulting, I gained a unique 'under-the-hood' perspective on how different companies across various sectors operate and scale," Chawla added. "I realized that what I enjoyed most wasn't just solving a specific operational or technology problem but analyzing the broader industry dynamics and the strategic decisions made by management. I wanted to pivot from being a consultant to being an investor, where I could apply that same analytical rigor to capital allocation."

To bridge that gap, she earned her MBA and CFA designation to solidify her financial foundation. Driven by an intellectual curiosity, Chawla aims to deconstruct a company's story and evaluate the execution of the team behind it.

"I've always been fascinated by the 'why' behind a company's success, and fund management allows me to spend my career digging into those stories," she said.

About TimesSquare Capital Management

TimesSquare is a boutique investment manager with a niche focus on small- to mid-cap growth equities. It has $8.5 billion in assets under management, and Chawla's strategy covers $5 billion of those assets. The firm's team targets high-quality companies with strong management teams in what they believe are inefficient market-cap ranges. TimesSquare's research analysts apply their sector expertise via a disciplined, fundamental, research-oriented process, choosing quality growth companies that meet the firm's stringent investment criteria.

Employees are economically aligned with the firm and its clients through equity participation. TimesSquare has over 20 years of experience as a mid-cap growth manager, working to identify mid-cap growth stocks the team believes have the greatest potential to compound over time.

"The mid-cap landscape is a great alpha-rich hunting ground to find high-quality names with proven business models that are inflecting up in their growth profiles and can provide positive risk-adjusted relative returns for multiple years, if bought at the right valuation multiples," Chawla explained. "We believe our quality approach to investing in the space continues to provide a competitive edge for not only weathering complex storms but also navigating market cycles."

What sets TimesSquare apart

She noted that investment styles and asset classes fall in and out of vogue because of macroeconomic changes or investor sentiment, sometimes on a quarterly or even day-by-day basis. However, the TimesSquare team feels quality businesses can outperform during periods of turbulence because of their "enduring nature," which enables them to stabilize and add to returns over longer-term horizons.

"An important distinction in our quality growth approach, however, is not limiting our opportunity set to profitable companies, thereby screening out non-earners," Chawla added. "We keep an open mind to these types of companies, and if we can project a 'path to profitability,' we will invest. This approach has led us to highly profitable companies where we invested prior to the inflection point recognized by the market."

TimesSquare's offerings

TimesSquare offers its mid-cap strategy in three distinct formats defined as diversified, concentrated and focused. The firm's diversified portfolio spans about 60 to 80 positions and is available through a separately managed account, collective investment trust, mutual fund or model delivery.

The concentrated portfolio includes 30 to 40 holdings and can be accessed through its exchange-traded fund, the TimesSquare Quality Mid Cap Growth ETF (Ticker: TSCM). The focused option, called Focus Growth, holds 15 to 20 positions and is available through a separately managed account or model delivery.

Investment strategy

As the TimesSquare team searches for quality companies, it utilizes three main pillars:

1. The strength of the management team
2. Its sustainable competitive advantage
3. The company's growth trajectory

Chawla said they've discovered that strong management teams are the engine that drives quality businesses. Thus, one of the hallmarks of their investment approach is the assessment of company management.

"We evaluate them on the merits of their integrity, decision-making, alignment of interest with shareholders, stewardship of capital, knowledge & sensitivity to their business risks, and vision for the future," Chawla explained. "Once we gain this level of confidence, we evaluate the company to determine if it possesses sustainable and competitive advantages. This could be in the form of a unique product, patent, service, manufacturing capabilities, structural or regulatory barrier to entry."

TimesSquare's research analysts construct proprietary financial models to understand a company's true growth drivers and assess profitability, financial strength, future cash flows, and, ultimately, its fair value. Chawla said higher-quality companies with less uncertainty around their business fundamentals can outperform the market over the long term.

While she continually strives to evolve as an investor and challenge herself daily, the core of her belief of what a good investment is starts and ends with quality growth, or what she calls "growth with a conscience."

About 90% of TimesSquare's investment ideas come from internal research, while 10% comes from ties with venture capital and regional sell-side research firms.

The research process at TimesSquare

Once the TimesSquare team identifies what they believe to be an attractive company, their research analysts take a deeper dive into what makes the management teams tick and projects growth forecasts and reasonable valuations for the security.

The team's due diligence process frequently includes onsite company visits, customer, competitor, and supplier meetings, and investment conferences and discussions with other investors.

"Across our domestic strategies, our team conducts around 1,500 management meetings each year," Chawla added. "Once a stock is purchased, research analysts continue to meet with the company's management, either in the office, onsite or via conference calls. They regularly update or fine-tune their investment models for holdings based on new data, insights, competitor activity and other influences."

Position sizing

Using a barbell approach to portfolio construction, the TimesSquare team ensures that position sizes are determined based on a disciplined reflection of the intersection between their conviction in their investment thesis and the "asymmetry of the risk-reward profile," the total potential upside to their price target, and the asset's underlying volatility.

"This framework explicitly accounts for the risk profile of the underlying security, particularly its duration and cash-flow visibility," Chawla explained. "We recognize that long-duration assets, where the majority of value is tied to medium-term future profits, carry a heightened risk profile due to their sensitivity to interest rates and execution uncertainty; consequently, these are sized on the smaller side. This is balanced against our 'steady eddy' compounders, i.e., businesses with highly predictable near-term earnings and robust current cash flows, which serve as the portfolio's defensive anchor and allow for larger allocations due to their more tangible valuation floors."

Sales triggers

TimesSquare doesn't take a one-size-fits-all approach to selling, so the team may sell for a variety of reasons. According to Chawla, the most common reasons to sell a profitable investment are:

- Prudent profit-taking and trimming
- Operating objectives that haven't been met
- Management is unable to sustain its competitive advantage
- Anticipated deterioration in fundamentals

- Reasons for purchase changed
- Overvaluation or excessive market capitalization
- Displacement by a better idea

On the other hand, Chawla approaches losing positions with a high degree of flexibility and intellectual honesty. She feels the most dangerous thing investors can do is "fall in love with their own thesis."

"To me, an investment going south is a signal to immediately re-underwrite the entire case from scratch," Chawla said. "My trigger for changing my mind is a shift in the fundamental facts. If the original pillars of my thesis such as management execution, competitive moats, or unit economics are invalidated by new data, then it is time to move on. I view the 'sunk cost' as irrelevant; the only question that matters is: 'Knowing what I know today, would I put fresh capital into this name at this price?' If the answer is no, I exit."

Pockets of opportunity

The TimesSquare team takes a fundamental, bottom-up approach to stocks, so Chawla views the market at an individual sector level, seeking whatever drives the opportunity set. As a long-only asset manager specializing in small and mid caps, she feels most market participants don't recognize the many rocks that can be turned over to find opportunities.

Chawla highlighted several sectors where she finds interesting opportunities right now. The industrials and information technology sectors have "healthy" allocations within the portfolio.

"[The] industrials sector offers a compelling blend of cyclical growth and long-term secular trends, particularly regarding reshoring and AI-driven data center infrastructure," she said

Having exited Carlisle Companies (NYSE:CSL), Chawla believes the housing market requires either improved affordability through increased supply or a more dramatic exogenous shock to rates before a sustained recovery can take hold. A policy announcement on housing could lift the space, but the details are yet to be seen.

Within industrials, Chawla prefers providers of necessary business-to-business operational services, highly technical components, automation & efficiency improvements, or essential infrastructure services. An example here is Emcor (NYSE:EME), which is the largest position in Chawla's strategy. The company offers electrical and mechanical construction and facility services, with demand for those services driven by data center build-outs and reshoring.

Curtiss-Wright and Karman Holdings

The TimesSquare team is prioritizing durable growth themes within AI-driven data center power, defense/ space technology, and commercial aerospace through strategic investments in companies like Curtiss-Wright Corporation (NYSE:CW), Karman Holdings (NYSE:KRMN) and Carpenter Technology Corporation (NYSE:CRS). Curtiss-Wright serves as a vital supplier of mission-critical components for high-profile programs such as the 737 MAX, Ford-class aircraft carriers, and Columbia and Virginia-class nuclear submarines.

Beyond defense, Chawla believes the company is poised for massive growth in the civilian nuclear sector, which is seeing a resurgence as power-hungry AI workloads drive a need for consistent base-load energy. With its involvement in plant modernizations and the rollout of new Westinghouse AP1000 reactors, Curtiss-Wright's civilian nuclear business is projected to double by 2028 and increase fivefold by 2035, while also benefiting from the significant military recapitalization currently underway across Europe.

Chawla recently increased her position in Karman during a stock pullback, highlighting the company's role as a vital picks-and-shovels provider in the defense and commercial space industries. Karman manufactures indispensable high-tech components, such as nozzles, heat shields, and launchers, which are essential for satellite deployment, drone propulsion, and missile stability. As a critical enabler across the sector, the company supports the replenishment of defense stockpiles, the expansion of commercial satellite constellations like Starlink and Amazon Kuiper, and major Department of Defense investments in hypersonic and air defense systems. Because Karman's technology is integrated into nearly every domestic space launch and military interceptor, Chawla believes the company remains a fundamental pillar of the modern military arms race and global space activity.

Greatest opportunities in information technology

According to Chawla, another attractive sector right now is information technology. Her strategy continues to hold a "healthy" allocation to the sector, targeting names that fit their quality growth framework.

"This is not a matter of simply chasing a trend, but a fundamental reality of the modern economy," Chawla explained. "Growth investing is about identifying companies with the potential for above-average growth, and the technology sector is the primary driver of innovation. Tech companies are constantly creating new products, services and business models that disrupt traditional industries. This leads to rapid revenue and earnings growth, which is the core goal of a growth investor. The information technology sector remains fundamentally robust, but the dynamics of value creation are changing. The market is pivoting from rewarding speculative growth to demanding profitable scaling and tangible ROI from massive infrastructure investments. We believe the next cycle will be defined by dispersion, separating companies that merely participate in the AI build from those that successfully monetize the AI delivery."

When thinking about the attributes of those companies, TimesSquare prefers critical system providers, specialized component designers, systems that improve productivity or efficiency for their clients; and others that are closely tied to increasing shares of corporate IT budgets. Some examples include Monolithic Power (NASDAQ:MPWR), which manufactures power management chips, and Lattice Semiconductor (NASDAQ:LSCC), a maker of programmable logic devices.

Monolithic Power Systems

In fact, Monolithic Power Systems (NASDAQ:MPWR) is one of the largest positions in Chawla's strategy. The fabless semiconductor company provides high-performance power electronics solutions utilizing bipolar-CMOS-DMOS (BCD) process technology that allows it to integrate high-voltage power, high-speed logic and high-precision analog functions onto a single chip. This leads to industry-leading power density and efficiency, which Chawla believes has enabled Monolithic to consistently gain market share as evidenced by industry leading topline growth with a trailing five-year revenue CAGR of >20%, compared to the broader industry average of low single digits during the same period. MPWR's products are used in automotive, industrial, communications, consumer, enterprise data, and storage and computing applications. Its core strengths include deep system-level knowledge, strong analog design expertise, and innovative proprietary process technologies in the areas of semiconductor processes, system integration and packaging.

Chawla believes Monolithic Power Systems is positioned as a premier beneficiary of the global push toward high-density power intelligence, led by a massive AI infrastructure opportunity exceeding a $4 billion addressable market. The company provides critical power delivery solutions for next-generation GPU and XPU platforms, with significant long-term growth anchored by the transition to 800V DC architectures and integrated power distribution. Beyond the data center, Chawla said Monolithic Power is capitalizing on automotive electrification through 48V and 800V systems for EVs and ADAS, while its communications segment leverages the surge in optical networking and readiness for 6G. Furthermore, she believes the emerging robotics sector offers a high-volume frontier, with the company identifying a content opportunity of approximately $150 per humanoid robot, rounding out a diversified, high-growth portfolio across the most critical secular technology trends.

Financials and consumer discretionary

In financials, Chawla favors asset managers and specialized insurers, avoiding banks because of cyclicality and credit risk. She recently boosted her position in Interactive Brokers (NASDAQ:IBKR), having reallocated from Robinhood Markets (NASDAQ:HOOD) based on relative value. IBKR has been executing well with more than 70% EBITDA margins and over 30% international account growth. IBKR customers benefit from significantly lower trading costs compared to most competitors.

Turning to consumer discretionary, Chawla prefers specialty and discount retailers, franchises and premium brands, choosing to avoid "fickle fashion." Some examples include O'Reilly Automotive (NASDAQ:ORLY), Ross Stores (NASDAQ:ROST) and Performance Food Group (NYSE:PFGC), which markets and distributes food and food-related products. Chawla is underweight consumer discretionary versus the benchmark heavyweights, which include travel, leisure, hospitality and restaurants.

Energy, health care and biotechnology

In energy, Chawla is focused on low-cost producers and specialized services, highlighting Cheniere Energy (NYSE:LNG) as a steady compounder. She also highlighted health care and biotech, targeting novel therapies with pricing power while avoiding speculative preclinical names. An example is Argenx (NASDAQ:ARGX). The company's primary drug is Vyvgart, which targets autoimmune diseases. Adoption is accelerating thanks to prefilled syringes, which are enabling at-home administration.

Largest positions

As of the end of September, Chawla's largest positions were:

- Emcor (NYSE: EME) – 3.41%
- Cencora (NYSE:COR) – 2.76%
- Monolithic Power (NASDAQ: MPWR) – 2.59%
- Veeva Systems (NYSE:VEEV) – 2.55%

- IDEXX Laboratories (NASDAQ:IDXX) – 2.45%
- CyberArk (NASDAQ: CYBR) – 2.41%
- Cheniere Energy (NYSE: LNG) – 2.26%
- HubSpot (NYSE:HUBS) – 2.14%
- Interactive Brokers (NASDAQ: IBKR) – 2.11%
- O'Reilly Automotive (NASDAQ: ORLY) – 2.09%

Memorable investments

TimesSquare's investment in Robinhood stands out as a particularly memorable success story for Chawla. TimesSquare initiated its position in Robinhood in fall of 2024, and it did very well in 2025. Following the June 2024 Russell Midcap Growth index reconstitution, benchmark exposure to high-volatility cryptocurrency plays like Coinbase (NASDAQ:COIN) and Strategy (NASDAQ:MSTR) went up significantly. After extensive due diligence, the TimesSquare team concluded that direct exposure to these benchmark names was too beholden to the price of bitcoin. The team instead adapted by casting a wide net for a high-quality business with a diversified offering that met the TimesSquare investment criteria.

They identified Robinhood as the optimal vehicle to capture this theme, as its aggressive product velocity and innovations have driven significant market share gains across equities, options and crypto. This innovation has resulted in a massive fundamental inflection:

total platform assets have tripled in just four years, and adjusted EBITDA margins have increased from 29% in 2023 to 56% on a trailing 12-month basis. With 11 distinct business lines now generating over $100 million in annualized revenue and a management roadmap targeting a 10x increase in assets under custody within five years, Robinhood proved to be a big winner in 2025 by successfully deepening customer relationships and closing the revenue-per-user gap against legacy peers.

Hanging on

Contrarian positions are a part of life in the world of investing, and Chawla has certainly taken on her share. She believes many of TimesSquare's peers in the quality growth space might limit their opportunity set to profitable companies today while screening out non-earners. However, Chawla takes an open-minded approach to these companies and will invest if the team sees a path to profitability.

"This approach has led us to profitable companies where we have invested prior to the inflection point recognized by the market," she said, sharing Samsara (NYSE:IOT) as a prime example.

Young, fast growing and unprofitable, the company went public in December 2021. Samsara was founded in 2015 with a mission of increasing the safety, efficiency and sustainability of the physical operations powering the global economy.

Offerings combine hardware, software and cloud, bringing analytics and artificial intelligence to industrial verticals, including transportation, logistics, field services, construction, food and beverage, wholesale and retail trade, energy and utilities, government, healthcare and education and manufacturing. Samsara's solutions serve to slash operating costs, ensure driver and worker safety, automate manual processes, and improve product quality.

"Despite its deeply negative non-GAAP (generally accepted accounting principles) op margins in excess of 20%+, our qualitative due diligence suggested strong network effects and a widening competitive moat that would allow the company to drive strong margin expansion as it achieved greater revenue scale," Chawla explained. "We invested in a very unprofitable Samsara at the time of IPO, and our investment thesis has proven out over the last three years as [the] company has expanded margins at a rapid pace and is now sustainably profitable while growing topline in excess of 30%."

Lessons learned from Pivotal Software

On the other hand, Chawla learned an important lesson from her investment in Pivotal Software, the 2018 spin-off from VMware and EMC. At its IPO, Pivotal Software was trading at $15 a share, initially climbing to $28 on peak optimism. However, it plummeted 40% on a single day following a Q1 earnings report that "revealed a fatal combination of poor sales execution and structural obsolescence."

"The market had shifted toward open-source Kubernetes faster than Pivotal's proprietary 'Cloud Foundry' platform could adapt, leading to a take-private deal by VMware at my original entry price," Chawla explained. "The core lesson I walked away with was the necessity of constant thesis re-validation. I realized that I had become too anchored to the company's early growth and failed to maintain the mental flexibility required to recognize when the moat was being drained by open-source competitors."

Facing challenges head on

Chawla faced significant challenges during Q4 2024, a period characterized by a speculation- and momentum-fueled market. However, the TimesSquare team remained disciplined, refusing to chase transient trends and utilizing the market volatility to either build conviction in high-quality, discounted companies or to identify emerging winners in less conventional areas.

"Our performance during this period was a study in adaptation: while the decision to remain sidelined on Palantir (NASDAQ:PLTR) served as a headwind, our investment in Robinhood demonstrated our ability to learn and evolve," Chawla recalled.

"By recognizing HOOD's fundamental shift well in advance of the broader market, we were able to capture significant value through timely, thesis-driven positioning."

A day in the life of...

Chawla spends her day in the office focused on primary research and collaborative synthesis. Lots of time goes into conducting due diligence by engaging directly with management teams and industry experts within a company's ecosystem, with the goal of validating her team's theses.

"This is balanced with rigorous collaboration with analysts to stress-test our models and refine our conviction on key holdings," Chawla added.

Outside investing, she focuses on her family.

"Raising two boys in a fast-paced world requires a lot of patience and stamina, and I find that the lessons I learn as a parent — like staying calm under pressure — often mirror the discipline I bring to my investment career. For fun, I find a lot of joy in exploring new cuisines and discovering unique flavor profiles; for me, it's a way to engage with different cultures and perspectives."

Chawla also listens to podcasts, preferring those focused on business history and deep-dive business analysis.

She regularly listens to Acquired and Business Breakdowns because they offer historical context and analyze the why behind a company's success or failure.

Advice

When making the shift to asset management, Chawla recalls that the best advice she ever received was to treat every investment as a "learning loop."

"In this industry, being wrong is an inevitability; the differentiator between a good investor and a great one is the rigor of self-reflection," she said. "It is the only disciplined way to distinguish a good process from good luck."

Chawla's advice for those starting out is to find a mentor and "become a sponge."

"By being relentlessly porous to their insights, you'll earn intangible dividends that will compound throughout your career," she said. "In an industry built on judgment, learning from a veteran's 'mental models' is the fastest way to accelerate your own growth."

Inspiration

Chawla gains inspiration from her parents. Growing up in India, her parents drove home the idea of education as a "vehicle for opportunity," instilling in her a can-do attitude and the resilience to navigate male-dominated spaces like IIT Delhi.

"By challenging their own surroundings to support my education in STEM (science, technology, engineering, and mathematics), they taught me that flexibility is a form of strength," Chawla said. "I carry this lesson into my investment career today, maintaining intellectual honesty to pivot my mindset the moment facts change."

Meet Eric Su of EHS Investments



Eric Su founded EHS Investments in 2025. Prior to launching his fund, he headed M&A at IAC/InterActiveCorp, a publicly-traded holding company of digital brands, and served as a partner with Marcato Capital Management, an activist hedge fund, starting at the firm as an analyst in 2013. Before that, he spent two years in investment banking at Evercore.

The Marcato Capital years

Launched in 2011, Marcato Capital Management was a hedge fund seeded by Blackstone and founded by Mick McGuire, a former partner at Bill Ackman's Pershing Square Capital Management. At Marcato's peak, it managed $3.5 billion in assets.

Adopting a similar approach as Pershing Square, Marcato ran a concentrated portfolio with long-term time horizons, an activist strategy, and a fundamental approach to investing. The firm differed from Pershing Square in its focus. on small- and mid-cap equities and deeper value situations, a stylistic focus that resonated with Su as a young investor.

He spent six years at Marcato, eventually becoming the firm's youngest partner a few years after joining. While at the firm, he was involved in its successful activist campaigns in Lifetime Fitness, which was sold to Leonard Green, Epiq Systems, which was sold to OMERS and Harvest Partners, and Bank of New York Mellon. Su also worked on a number of constructivist engagements, including Vail Resorts.

IAC investment leads to greater opportunities

While at Marcato, Su led the firm's investment in IAC. After coming to know the IAC team from his time covering them, IAC management brought him in to join their M&A team, a unique group inside the company that was seen as a training ground. Future executives across the various businesses were trained in IAC's unique culture and owner-operator ethos. Su eventually headed up the team and its functions

after a series of internal promotions.

"IAC has never been easy to place into a simple descriptive bucket," Su told Hedge Fund Alpha. "It is an amalgamation of a business incubator, private equity firm and operating business, reflecting the DNA of its maverick executive chairman, Barry Diller."

IAC has evolved over time into a conglomerate of digital brands from a single initial platform asset called Silver King Broadcasting. The company has bought, built and incubated hundreds of businesses primarily focused on the consumer internet space, including brands like Tinder, Expedia, Ticketmaster, LendingTree, Vimeo, Angi and others.

"Transitioning from a deep-value fund like Marcato to a platform like IAC was a unique challenge," Su added. "IAC focuses primarily on emerging consumer internet companies. I joined IAC just as the entire category became a VC feeding frenzy during the speculative growth bubble of 2021 and 2022. Navigating that environment required tremendous discipline and an ability to take an independent view."

Learning the IAC way

While at IAC, he learned much of the "deal craft" and "deal judgment" that has gone into IAC's success over the years, including how to source private investment opportunities and how to push ahead with all the details and negotiations that go into a successful M&A deal. Su said he also internalized much of the style, culture and approach that IAC brings in terms of long-term business building and transformation.

According to Su, IAC was a pioneer in the consumer internet space, and the management team had a deep understanding of all types of digital business models. He learned a lot about digital industries by immersing himself in and working with the portfolio while evaluating new M&A opportunities on behalf of both IAC and its subsidiaries.

"While IAC has evolved over decades, the fundamental hallmark of their approach is that they are contrarian buyers of assets, typically during periods of sectoral dislocation, and then they are unusually good at transforming those underdog assets through imaginative business building, long-termism, financial discipline, and opportunistic M&A," Su explained. "That fundamental approach of buying underdog assets during periods of dislocation and working to transform the business for the long-term has informed my own investing style at EHS, including my current investment in TrueBlue (NYSE:TBI)."

At IAC, the starting point for every investment decision was typically category size, market leadership, product differentiation and the runway to growth. On the other hand, the starting point at Marcato was usually financial cheapness. Su incorporates both perspectives into his investment process.

IAC's investment in MGM Resorts

He's particularly proud of his leadership in IAC's investment in MGM Resorts, an unusual investment for the company due to MGM's history as a brick-and-mortar casino operator, versus IAC's specialty of digital business models.

"I developed the thesis and imported a lot of the outside-in analytical expertise I gained at Marcato," Su said. "The investment broke new grounds for the company and opened up a whole new category for IAC and remains a key anchor of their portfolio today."

Plunging into the depths of COVID, IAC snapped up almost 20% of MGM's stock in the public markets. IAC also joined the company's board to help steer capital allocation and formulate its digital strategy. At the time, legalization of online gambling was in its infancy in the U.S. Su worked closely with MGM executives behind the scenes on forming and executing their global digital strategy.

"The lessons of taking a legacy business and transforming it into an omnichannel powerhouse have informed my current approach at EHS," Su said. "My time at IAC also gave me an inside look at how companies truly operate, which sometimes pure investors don't appreciate. I saw firsthand how organizational and interpersonal dynamics influence how corporate decisions are actually made, the issues and discussions that sit below the waterline of most shareholders, and the type and level of data and information that companies and boards have into their own operations."

He also feels that he developed personally as a leader and manager, learning how to build and motivate a team, identify and recruit non-traditional talent, create alignment on a direction, foster a culture, and create processes and accountability. Su also discovered that he enjoyed training, managing and mentoring a team just as much as he did the "craft of investing."

Launching EHS Investments

Su decided to launch EHS Investments in 2025 to gather together elements of his experiences at Marcato and IAC. EHS is an investment partnership focused on small-cap deep-value situations, usually in sectors going through some type of digital transformation.

The firm acts like long-term owners of its portfolio companies, investing both passively and actively. In terms of activism, Su said their toolkit spans not only financial and operational strategies but also business model expertise and executive networks to support digital transformations.

"I launched the fund because the opportunity set feels incredibly ripe," Su added. "Small-cap value investors have become an endangered species. There are many orphaned companies, and bargains are plentiful. Capital is increasingly concentrated in passive or large-cap growth or quality strategies, leaving behind wide swaths of the market."

While at IAC, he evaluated a wide range of small-cap acquisition targets that were desperate to exit the public markets. Su said many of those small companies felt "starved" for investor attention and lacked high-quality, informed, long-term, thoughtful and aligned shareholders.

"At EHS, we aim to be great shareholders for our companies. That also means being critical if the situation calls for it," Su said. "The risk of small-cap deep-value investing is that sometimes you are fishing in a pond where there is a higher prevalence of poorly governed or managed companies, or there are value traps or business model disruption, or they are perceived as 'dead money' or 'no catalyst.' The activist toolkit and understanding of digital businesses help to mitigate some of this risk."

He raised capital for his first activist investment, TrueBlue, through a single-name SPV with a multi-year lock-up period. Su believes this creates simplicity and transparency for investors and ideal alignment against the duration required to see the thesis fully play out.

"I like the model because investors can do their own diligence and opt into the ideas they like," he added. "At the same time, the added scale of third-party capital enhances influence and access with a company."

On being a contrarian

As a contrarian investor, Su usually prioritizes the perspective of operators over investors.

"Operators sit on the front lines of their industry and generally deal in greater levels of detail and nuance," he explained. "Investors often deal with top-down frameworks and can have a lagging view of industry shifts. When competitors, customers and employees collectively see something but investors don't, I find that is often a good indicator that you are onto something."

Most attractive sectors

Su sees many attractively priced areas in the cyclical "old" economy that he believes have been left behind in the concentrated market rally that has pushed into artificial intelligence and AI-adjacent themes. He said although the overall economy has remained strong, industrial PMIs have been contracting in the majority of the last 11 quarters.

Additionally, many rate-sensitive industries have been in a recession, Su said. As such, a wide range of sectors from homebuilding to chemicals and staffing are trading at decade lows, hitting prices and valuation levels not even reached during the COVID-19 pandemic or the Global Financial Crisis.

"There's been a recession in many sectors in the aftermath of a capital cycle created by COVID, which is not broadly appreciated from just looking at the high-level U.S. economic figures," Su explained. "We see a lot of bargains reflecting this disparity. At the same time, there are some potential favorable macro catalysts on the horizon, such as interest rate reductions, fiscal stimulus from tax reform, or a potentially fading trade war ahead of midterm elections."

Su feels one of the most interesting investment themes over the next decade is the U.S. industrial renaissance.

"While the current tariff regime has created uncertainty and a wait-and-see approach across many companies, so it's not fully in the data yet, there is bipartisan consensus for the need to reindustrialize America and reshore supply chains, and we are still in the early stages of that shift," he explained. "There are many downstream beneficiaries and many second- and third-order effects, if you believe this will happen, including our investment in TrueBlue.



Q1 2026 Stock Picks

Sonu Chawla, TimesSquare Capital Management

Chawla highlighted software development firm JFrog (NASDAQ:FROG) and alloy manufacturer, fabricator and distributor Carpenter Technology (NYSE:CRS). After having doubled over the past year, JFrog was trading at a share price of $57.23 as of January 13, 2026, while Carpenter Technology was at $321.58, up more than 90% over the last year.

Stock	Stock Price	Target Price	Valuation Basis
FROG	$57.23	$78	Discounted cash flow analysis
CRS	$321.58	$378	2027 EV/EBITDA



JFrog

Q: Please tell us briefly about your stock pick:

A: JFrog operates as a software development company. The company develops and markets a software supply chain platform to give end-to-end visibility, security and control for automating the delivery of trusted software releases.

JFrog was founded in 2008 by CEO Shlomi Ben Haim, a former Major rank officer in the Israeli Air Force, as well as Yoav Landman and Fred Simon. The company doesn't operate in any formal segments, selling one unified software developer tool platform, but addressable use cases are expanding into security, AI, and compliance. JFrog's business model is a mix of a recurring subscription software model and consumption usage-based revenue.

Q: What initially drew your attention to this stock?

A: Our deep customer due diligence work surfaced that JFrog offers a compelling value proposition for customers and is considered a strategic and mission critical vendor.

Q: Please share your thesis on your stock pick in more detail.

A: JFrog is an AI beneficiary. JFrog's centralized platform for software-module management stands to benefit from the growing demand for cloud-based enterprise applications, development tools and security. Greater artificial-intelligence adoption should push up the number of enterprise applications and support new digital services, likely boosting workloads for JFrog. AI could also increase the risk of bad actors and drive demand for JFrog's security tools.

JFrog is expanding its addressable market and broadening the use cases it addresses into Security, AI and Compliance which is resonating well with customers. Adoption of add-on products in these areas creates uplift revenue potential for existing customers.

Recent industry supply chain cyberattacks are driving interest & adoption of JFrog's security product Curation.

Q: Why does this opportunity exist?

A: The stock remains underfollowed as a small-cap name, and investors remain skeptical about JFrog's ability to penetrate security budgets controlled by the chief information security officer (CISO). This skepticism contrasts with the positive signals we are hearing from our on-the-ground due diligence.

Q: What is the company's current valuation and how does that compare to your target price for its stock? Why do you think it's undervalued?

A: We believe JFrog is a compelling long, with an attractive probability-adjusted risk/ reward, with the company showing significant underlying business momentum and high revenue visibility and expanding free cash flow margins.

Q: What is your target price based on? Price to Earnings multiple, EBITDA multiple, etc. Any other measurement?

A: We use discounted cash flow analysis to arrive at a $78 price target for JFrog.

Q: How does your valuation compare to the market consensus?

A: On our numbers, the stock trades at 11x CY26 revenues vs 12x Street 2026 revenue estimates. On our numbers, the stock trades at 36x CY26 FCF estimates vs 49x Street 2026 FCF estimates.

> **Q: FROG raised its outlook for next year, but analysts are calling for a revenue growth rate of 17%. The broader industry is forecast to grow 20%. What problems do you see with these estimates? Why is it OK that FROG is forecast to grow more slowly than the industry?**

A: We believe 2026 Street estimates for JFrog are too low, and the consensus does not appreciate enough the incremental idiosyncratic contribution from the company's new security products, nor the potential contribution from increased AI-driven usage. We saw a similar pattern in 2025, where Street estimates were too low coming into the year where consensus was modeling revenue growth of <17%. Instead, revenue growth has accelerated from 19% in Q4 2024 to 26% in Q3 2025, and YTD 2025 revenue estimates have been revised up by 5% and 2025 EPS estimates have been revised up by 19%.

> ## Q: Are insider transactions a problem?

A: JFrog's three co-founders remain deeply committed stakeholders, collectively maintaining ~13% equity interest and each ranking among the company's top ten shareholders. Over the past five-and-a-half years, they have reduced their aggregate holdings by approximately 25%. We view this activity as a prudent diversification of personal concentration rather than a shift in conviction, as their significant remaining stake ensures continued and robust alignment with long-term shareholder interests.

Q: Why this stock over others?

A: Machine-intelligence and generative AI capabilities are advancing and likely to accelerate the digital transformation across industries, increasing the number of enterprise applications — both internal and customer-facing. This should boost overall software-development workloads and demand for security tools and infrastructure, such as JFrog Artifactory, a platform that supports binary repository management, or software hubs for an organization's team. As a result, we believe JFrog is the best-positioned software developer tools company, with benefit from AI and ramping idiosyncratic security contributions.

Q: FROG stock has more than doubled year to date. Why do you think there's more fuel left in the tank?

A: We continue to think there is upside to Street estimates for 2026 and beyond from AI upside and idiosyncratic incremental contribution from security

Q: What kind of a timeline do you see for GAAP profitability?

A: JFrog is committed to achieving GAAP profitability over time by fundamentally restructuring its compensation philosophy for 2025 and beyond. The company is transitioning away from the historically high equity grants typical of high-growth companies in favor of a cash-heavy compensation model. This shift is designed to curb share-based compensation (SBC) expense and reduce annual dilution, aligning the firm's internal incentives with long-term shareholder value and creating a clearer path to GAAP profitability.

Q: Why this company over others within the same industry? What sets them apart? And/or are you bullish on their industry as a whole?

A: JFrog stands out within the broader DevOps and infrastructure software landscape due to its unique position as the "system of record" for binaries, which are the actual pieces of software that are deployed into production. While many competitors focus on the source code (the "writing" phase), JFrog's Artifactory platform manages the "shipping" phase, creating a mission-critical bottleneck that is incredibly difficult for enterprises to displace. This structural moat is reinforced by their universal approach; unlike specialized tools, JFrog supports virtually all package types and cloud environments, making it the essential glue in a multi-cloud, hybrid world. This universality leads to high switching costs and a land-and-expand model that allows them to layer on high-margin security products (Advanced Security and Curation) once they are embedded as the core repository.

Beyond the specific company strengths, we are fundamentally bullish on the DevSecOps industry, as it represents the "toll booth" for the modern digital economy. As enterprises shift toward "Shift Left" security and automated software updates (Liquid Software), the volume of binaries and the complexity of managing software supply chains are growing exponentially. In an era where software reliability and security are synonymous with brand reputation, the infrastructure that secures and automates the release process has transitioned from a back-office utility to a strategic imperative. JFrog is uniquely positioned to capture this tailwind, as it is one of the few players capable of bridging the gap between developers and security teams at scale.

Q: Cloud revenues have been rising rapidly. Do you expect this trend to continue? At what stage do you expect growth to slow?

A: Yes, cloud revenues have nicely accelerated from 38% in Q3 2024 to 50% in Q3 2025. With companies seeking to capitalize on productivity gains driven by large language models, the transition to cloud architecture is likely to accelerate workloads and redesigns of enterprise software. Yet with only 40%-plus of DevOps tools deployed on the public cloud (Source: IDC, Bloomberg Intelligence), we see a meaningful opportunity in this shift for JFrog, given its focus on adding features and becoming a full-fledged software life-cycle platform.

Q: Is there any moat for this company? What is it?

A: JFrog dominates the binary management sub-market of software developer tools, with little to no scaled competition. It is the best-in-class product and is deployed at >80% of the Fortune 100 companies. JFrog's moat is built upon its position as the "System of Record" for binaries, creating a structural bottleneck that is arguably the highest-friction point in the DevOps lifecycle. While source code is easy to move, the binaries stored in JFrog's Artifactory are the actual "gold copies" of software ready for production; displacing this repository requires a massive, high-risk migration of an enterprise's entire software supply chain, resulting in high switching costs. This moat is further deepened by JFrog's universality, as it is one of the few platform-agnostic solutions capable of managing over 30 different package types across hybrid and multi-cloud environments. By serving as the essential "glue" between development and deployment, JFrog moves beyond being a mere tool to becoming a mission-critical infrastructure layer that is deeply embedded in the daily workflows of both developers and security teams.

> **Q: Where do you see this company going next? What do you expect their sales/ earnings to look like one year from now? Three or five years from now?**

A: JFrog management has set its sights on scaling revenues to $1 billion in the medium term with healthy 20%+ free cash flow margins.

> **Q: What risks does this company face and why do you think they are less important than the advantages this company enjoys?**

A: JFrog faces the following risks, primarily driven by its leverage to cloud consumption and migration patterns, which can lead to revenue volatility if enterprise cloud spending fluctuates. To meet its long-term targets, the company must also prove its ability to successfully launch and scale new products while capturing incremental security budget in the CISO priority list. Furthermore, the competitive risk in the fast-growing DevSecOps space exists, with "all-in-one" suites like GitHub and GitLab offering integrated products that challenge JFrog's best-of-breed positioning.

Despite these risks, JFrog's advantages as the "System of Record" for binaries provide a level of structural defensibility that most competitors lack. While cloud consumption may fluctuate, the mission-criticality of JFrog's Artifactory creates high switching costs, as it sits at the high-stakes shipping phase of the software lifecycle, where failures result in immediate production downtime. The company's universality; supporting 30+ package types across hybrid and multi-cloud environments; serves as a natural hedge against vendor lock-in, a value proposition that resonates deeply with large-scale enterprises. Ultimately, the pivot to security is less of a leap and more of a logical extension of their core moat; because JFrog already houses the "gold copy" of the software, they are uniquely positioned to secure it more effectively than tools that only see the source code. This entrenched position allows JFrog to outlast cyclical volatility and competitive noise.

Q: What could go wrong with this thesis?

A: From an investment standpoint, valuation is a risk; as a high-growth software firm, its multiple can compress on execution missteps, particularly if top-line growth decelerates.

Q: What do you expect this company's growth to look like down the road and why?

A: JFrog management has set its sights on scaling revenues to $1 billion in the medium term with healthy 20%+ free cash flow margins. Machine-intelligence and generative AI capabilities are advancing and likely to accelerate the digital transformation across industries, increasing the number of enterprise applications, both internal and customer-facing. This should boost overall software-development workloads and demand for security tools and infrastructure, such as JFrog Artifactory, a platform that supports binary repository management, or software hubs for an organization's team. As a result, we believe JFrog is the best-positioned software developer tools company, with benefit from AI and ramping idiosyncratic security contribution that will drive its topline growth at a healthy pace for the foreseeable future.

Q: What's the long-term bull thesis for this company?

A: The long-term bull thesis on JFrog is centered on its evolution from a niche repository tool into the indispensable "toll booth" of the modern software supply chain. As machine intelligence and generative AI capabilities advance, they are poised to accelerate digital transformation across every major industry, leading to an exponential increase in the number of enterprise applications, both internal and customer-facing. This surge in software complexity significantly boosts overall development workloads and creates a massive, non-discretionary demand for sophisticated security tools and infrastructure. JFrog is uniquely positioned to capture this tailwind through its Artifactory platform, which serves as the essential "software hub" and system of record for an organization's binary repository management. By controlling the "gold copies" of software just before they go into production, JFrog occupies the most strategic real estate in the DevOps lifecycle.

We believe JFrog is the best-positioned software developer tools company to benefit from this AI-driven expansion and a ramping idiosyncratic security contribution. Unlike "all-in-one" suites that focus primarily on the writing of code, JFrog's universality allows it to manage the massive influx of AI models and binaries across diverse, multi-cloud environments without vendor lock-in. As security becomes inseparable from development, JFrog's ability to layer advanced scanning and curation directly onto the binaries it already hosts creates a high-margin, frictionless upsell path. Ultimately, the bull case rests on JFrog becoming the "liquid software" backbone of the AI era - providing the speed, security, and reliability required for a world where software updates are continuous and automated.

Q: If you could change one thing about this company, what would it be?

A: We would prefer stock-based compensation to be a lesser percentage of revenues at JFrog; we are glad to see that feedback has been constructively received by management who are now intentionally shifting to more cash-based compensation for its employees.



Carpenter Technology

Q: Please tell us briefly about your stock pick.

A: Carpenter Technology (CRS) manufactures, fabricates and distributes over 500 different high-performance specialized alloys used in mission-critical components across aerospace, defense, power, medical devices, and other industrial applications. The aerospace & defense end markets represent nearly two-thirds of net revenues excluding surcharges.

CRS was founded in 1889 and evolved from a commodity steelmaker to a sophisticated materials engineering company with expertise in metallurgy. The company has improved its product portfolio through acquisitions and divestitures, including the 2012 acquisition of Latrobe to add premium melt capacity, with more recent acquisitions of LPW Technology, CalRAM, and Puris, which brings additive manufacturing and titanium powder capabilities.

CRS operates through two segments: Specialty Alloys Operations (SAO) and Performance Engineered Products (PEP). SAO focuses on stainless steel and premium alloy manufacturing. SAO drives the vast majority of the business' revenue and operating profit. PEP includes the Dynamet titanium business, advanced metal powers and additive manufacturing solutions.

The business model is centered on producing mission-critical alloys that require extensive and stringent certifications. The company's product suite of over 500 specialty alloys is processed into 15K SKUs built to customer specifications. Product formats include bar, billet, wire, strip and powders. The company sells its products to customers with a tilt towards spot sales vs. long-term supply agreements or LTAs (which tend to favor the customer more than the supplier). Only 40-45% of revenues are linked to LTAs, and the average term is four years, so 10% of revenues are turning over each year, even in the LTA category, and the remaining

55-60% of the revenues are tied to spot pricing; this is a key differentiating factor for favorable pricing cadence vs. peers.

Q: What initially drew your attention to this stock?

A: We were initially drawn to CRS's stock given its robust pricing power, strong growth profile, attractive margins and steep valuation discount vs. its largest customer, HWM. CRS is uniquely positioned at the intersection of the commercial aerospace production ramp and accelerating demand for natural gas turbines — two thematic tailwinds where we have solid long-term visibility.

Q: Please share your thesis on your stock pick in more detail.

A: Demand for CRS' products is poised to outstrip supply through the end of the decade. The specialty aerospace alloys industry was effectively sold out in 2019, and build rates for Boeing's and Airbus' programs will climb to levels 30-35% above 2019 highs by the end of the decade. Capacity simply cannot catch up with demand in time to fulfill these build rates; greenfield capacity additions in this industry can take up to 10 years to install and qualify. Process knowledge, capital intensity and very lengthy qualification timelines present high barriers to entry. As such, CRS enjoys robust pricing power and high customer retention. Alloys represent a low percentage of the overall cost of an aircraft, affording the company runway for continued pricing-driven upside. We believe that HSD/LDD pricing will be sustained for the next few years as demand ramps in aerospace and power markets, driving meaningful upside to earnings. Additionally, we see continued valuation re-rating potential as the financial metrics between CRS and its largest customer, HWM, converge.

Q: Why does this opportunity exist?

A: This opportunity exists because the sustainability of CRS' pricing power is underappreciated. We do not believe it is widely understood that limited specialty alloy capacity may hinder the ability for Boeing and Airbus to hit desired 'full production' rates, and CRS may find itself in one of the most favorable positions of pricing leverage within the aerospace supply chain.

Q: What is the company's current valuation and how does that compare to your target price for its stock? Why do you think it's undervalued?

A: Our $378 price target is based on 20x 2027 EBITDA of $977M. HWM currently trades at 30x 2026 and 26x 2027, so we believe this is reasonable. Based on consensus estimates, CRS currently trades at 17x FY27 (June FY-end) vs. HWM at 30x FY26 (Dec FY-end). We see significant upside to consensus estimates and believe that CRS offers similar growth prospects with the potential for margins to exceed HWM's in the next few years.

Q: What is your target price based on? P/E multiple, EBITDA multiple, etc. Any other measurement?

A: 2027 EV/EBITDA

Q: How does your valuation compare to the market consensus?

A: Our $378 price target is based on 20x 2027 EBITDA of $977M. HWM currently trades at 30x 2026 and 26x 2027, so we believe this is reasonable. While $977M is our base case forecast, our bull case for 2027 EBITDA is over $1.1B driven by continued robust pricing disproportionately dropping to the bottom line.

Q: CRS stock is up more than 90% over the past year. Why do you see more upside?

A: More room to push pricing and room for further multiple expansion.

Q: The lion's share of CRS's revenue comes from its specialty alloys business. Is this division more attractive than Performance Engineered Products? Why or why not?

A: Specialty Alloys Operations (SAO) benefits from scale, pricing power and favorable margins due to the complexity of the high-performance alloys.

Performance Engineered Products (PEP) has strategic value in titanium and additive manufacturing, but it is a smaller and less profitable piece of the business.

Q: CRS reported negative free cash flow in the latest quarter according to TradingView. Is this a problem? Why or why not?

A: No, this negative free cash flow in the quarter reflected the timing of the brownfield capacity expansion project, and management guided adj. FCF for FY26 to $240-$280M, net of the $175-$185M expansion project. Capex as a percentage of revenues in FY26 is running at a lofty 12%, but maintenance capex is just 4% of revenues. These significant capital outlays and the time it takes to qualify these manufacturing assets are part of the moat CRS enjoys.

Q: Are insider sales a problem for CRS? VP Elizabeth Socci unloaded 29% of her shares recently, and CEO Tony Thene sold below the current price.

A: CEO Tony Thene's last sale of $4.65M last August was about 3% of his holdings, which we view as immaterial. He could have chosen to sell more stock in 4Q with the shares considerably higher, and he chose not to.

President and COO Brian Malloy exercised options

on 78,760 shares in December 2025 and gifted 3.3K shares and sold the remaining 75.5K shares for $23M. The options had expiration dates ranging from August 2026 – August 2029. His pre- and post-transaction share ownership (excluding options) remains 78.9K shares. This particular sale is more significant and concentrated than the others.

Elizabeth Socci (Controller/Chief Accounting Officer) sold 3,900 shares or about $1.2M of stock (29% of her holdings) in late November. She still owns 9,594 shares.

Q: What is the significance of the expansion in Athens, Alabama?

A: The expansion in Athens will increase high-purity melt capacity, which is a major choke point in specialty alloys and CRS's end markets. This gives CRS more physical capacity but importantly, still leaves the industry's supply/ demand mismatch intact. The capacity addition boosts industry capacity 7% based on 2019 shipment volumes, but this is against a backdrop of a 30-35% lift in volumes (vs. 2019) required to hit the 'full production' ambitions of commercial aerospace OEMs. This new capacity will only serve CRS' highest-value applications in the aerospace, defense and medical markets.

Q: CRS has re-rated significantly in recent years. Please explain that.

A: CRS has successfully transitioned from being viewed as a more commoditized metals supplier to a top-tier aerospace specialist, evidenced by its recent GICS code change from Industrials to Aerospace & Defense, reflecting a fundamental shift in its operating environment. Where the company previously faced intense competition and punitive contract terms a decade ago, today's industry dynamics are defined by supply scarcity: CRS's book-to-ship lead times are now between four and 13 months, with customers prioritizing surety of supply over pricing concerns. Net-net, the company has deservedly re-rated as the critical and irreplaceable nature of its products within the aerospace supply chain has become undeniably clear.

Q: Why this stock over others?

A: We favor CRS due to its attractive combination of relatively low valuation and exposure to secular growth end-markets. The industry is well-behaved, characterized by high barriers to entry and a growing supply/demand mismatch. As a quality growth investor, we value businesses with sustainable competitive moats that grant them pricing power. CRS exhibits exceptional demand visibility and supply scarcity, which are rare in the industrial sector. Considering the company's largest customer is valued at nearly double CRS's EV/ EBITDA, we anticipate significant potential for multiple expansion.

Q: Please outline what the prevailing idea about this company is.

A: We think the sustainability of pricing and the outsized impact on margins and earnings is underappreciated.

Q: Why this company over others within the same industry? What sets them apart? And/or are you bullish on their industry as a whole?

A: We are very bullish on the long-term ramp in commercial aerospace, and CRS is uniquely positioned to benefit due to its greater exposure to favorable spot pricing compared to peers. Operating in a specialized corner of the supply chain, where the prolonged time required to build and qualify greenfield capacity has created a market with few competitors and exacerbated already extended lead times, CRS can capture significant upside. This contrasts sharply with most other aerospace suppliers, whose reliance on long-term supply agreements often locks in pricing for three to 10 years, thereby dampening their ability to leverage peak demand and supply scarcity for superior returns.

Q: Does this company have a moat? What does it look like?

A: Yes, CRS enjoys a sustainable competitive moat rooted in significant technical barriers to entry and an extremely capital-intensive replication process which can take 10 years for new capacity to come online. Its position is further secured by rigorous requirements, including lengthy OEM qualifications, mandatory certifications, and deep, long-term customer relationships. Given that aerospace programs are inherently long-lived and require exceptional reliability, once a supplier like CRS is specified and certified, its competitive position is exceptionally secure unless there is a major performance failure.

Q: Where do you see this company going next? What do you expect their sales/ earnings to look like one year from now? Three or five years from now?

A: Despite facing a near-term headwind from airframe destocking that has recently led to negative CRS volumes, we anticipate that the expected reacceleration in underlying aerospace demand will significantly boost incremental margins. The company has already demonstrated formidable operating leverage, evidenced by a greater than 40% y/y increase in EBIT per pound sold in recent quarters, even while Specialty Alloy Operations (SAO) segment volumes were in negative double-digit territory. Any meaningful improvement in volume from these depressed levels is expected to strengthen this leverage further and provide the company with incremental negotiating power on pricing.

We believe CRS can maintain double-digit pricing growth throughout the commercial aerospace ramp. Under this assumption, the positive impact on operating leverage is substantial: we project the company's EBITDA could exceed consensus estimates by nearly 15% in fiscal year 2027 and climb to almost 30% above consensus in fiscal year 2028. This scenario would ultimately result in a doubling of CRS's EBITDA between 2026 and 2029.

Q: CRS's largest market is in aerospace specialty materials, which is also its largest growth area. Explain the significance of the airplane backlogs for CRS.

A: Backlogs for commercial aerospace stretch well into the next decade. Not only does this provide CRS visibility into demand and leverage on pricing but also supports the valuation multiple of the stock as it ensures peak demand is many years away.

Q: What about the other divisions? Will they provide as much significant growth?

A: PEP will contribute to growth, albeit lower than SAO. CRS's other end markets like medical, energy and industrials are all attractive and will drive growth to a lesser extent than A&D (Aerospace & Defense) in our view. This part of the business provides CRS with attractive diversification but is not the main lever of growth in the near-term.

Q: What dangers do tariffs pose for CRS?

A: CRS's business model is generally largely insulated from tariffs, and the company utilizes established surcharges to pass through incremental tariff-related raw material costs to customers. Despite this, any tariff actions that impact the delivery and production rates for aircraft would pose a risk to CRS. The aerospace industry has a history of tariff avoidance. Aerospace imports currently have tariff-free status under the zero-for-zero agreement between the US and the EU. The U.S. has a similar deal with the U.K. Embraer commercial aircraft sold into the U.S. are subject to a 10% tariff rate, and negotiations are ongoing for its removal. Lastly, during capacity expansions, plant machinery sourced from overseas subject to tariffs could put upward pressure on capital spending.

The most notable tariff risk to CRS would be (covered above) a reduction in the delivery and production of aircraft.

Q: What risks does this company face and why do you think they are less important than the advantages this company enjoys?

A: We identify several potential risks to the CRS thesis, though we believe they are largely mitigated: **Disruption to aircraft build rates or OEM destocking** is minimized by massive commercial backlogs and CRS's flexibility to redirect deliveries to other high-demand end markets (like gas turbine manufacturers) during periods of aerospace softness. **Risk to defense spending** is contained, as defense accounts for a minimal percentage (mid-single digits) of total company sales. While **product quality risk** (e.g. Pratt & Whitney metallurgical issues that dogged the GTF engine) and **obsolescence risk** (from future aircraft designs using less CRS content) exist, they are countered by the aerospace industry's extreme reluctance to change certified, long-used alloys; furthermore, innovation in newer, hotter-burning engines presents opportunities for advanced materials. **Execution risk** related to brownfield capacity expansion or unplanned maintenance is managed through judicious scheduling and has historically not been a performance issue for CRS. Finally, the company's **spot pricing exposure** is viewed less as a risk and more as a significant **opportunity**, given the substantial and increasing supply/demand imbalance in CRS's core product categories.

Q: What could go wrong with this thesis?

A: If we see a wave of new capacity announcements, even though it wouldn't impact near-term supply dynamics, it could weigh on the valuation multiple. If we see continual delays in the commercial aerospace production ramp, it could postpone the company's earnings potential. If spot pricing decelerated, it would weigh on revenue and margins. If key components of defense spending decline, there would be an impact on revenues, but again, we believe CRS' capacity would be quickly diverted to serve other growing areas like commercial aerospace, medical or power applications.

Q: What do you expect this company's growth to look like down the road and why?

A: CRS' pounds of products sold are down over 25% from 2019 levels and have been negative in recent quarters. As this positively inflects with ramping commercial aerospace and industrial gas turbine production and the company can maintain double-digits pricing, we believe top-line growth should accelerate through the end of the decade and margins should continue to hit new highs as robust pricing continues to raise the structural margin ceiling for CRS' products.

Q: What's the long-term bull thesis for this company?

A: The long-term bull thesis for CRS centers on the company's difficult-to-replicate, expensive bottleneck position in the commercial aerospace and industrial gas turbine supply chain, which is set to generate an accelerating pricing environment and dramatically higher margins over time. While this profit potential may eventually invite new capacity (note that CRS itself has a brownfield expansion coming online in 2028, qualified for A&D in 2031), the necessary time lag to build and qualify capacity, especially greenfield projects, ensures a prolonged period where demand outstrips supply. Beyond this substantial earnings upside, CRS is compelling from a valuation standpoint: it trades at a significant discount to its largest customer, HWM, yet offers similar projected EBITDA growth and could potentially surpass HWM's EBITDA margins within the next few years if current pricing momentum is sustained. In summary, we see the potential for meaningful upside to both earnings and valuation at CRS.

Q: If you could change one thing about this company, what would it be?

A: While CRS does not rely on any single customer for over 10% of its revenues, the company faces indirect concentration risk due to its deep leverage to the commercial aerospace duopoly. This occurs because CRS sells its critical materials to numerous suppliers who, in turn, sell into a fairly concentrated group of ultimate customers (the major airframe manufacturers).

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Eric Su, EHS Investments

Eric Su decided to highlight his first activist investment, TrueBlue (NYSE:TBI). As the stock plummeted -31.29% over the past year to hit $5.06 per share, Su began to push for changes at the industrial staffing company.

Stock	Price	Target Price	Valuation Basis
TBI	$57.23	**$9+ near term, $30- $60+ share price by 2030**	Combination of EV / EBITDA, P/E and FCF multiples and TrueBlue's historical trading multiples and peer trading multiples.



TrueBlue

Q: Please tell us briefly about your stock pick.

A: TrueBlue is the fifth-largest industrial staffer in the country. The business connects blue-collar workers with industrial jobs in categories like warehousing and construction, typically earning a "spread" between what a client pays TrueBlue and what TrueBlue pays the worker. That spread is generally stable over time. Clients turn to TrueBlue because they can source labor quickly and efficiently for client demand that is often tied to project-based or seasonal work.

TrueBlue operates three business segments according to the delivery model of their services. PeopleReady delivers workers through a nationwide branch network, PeopleManagement delivers workers through an on-site model where they are typically embedded a a client's job site, and PeopleScout is their recruitment process outsourcing (RPO) business focusing on end-to-end job placement with generally a focus on permanent employees.

The business was founded as a single branch called LaborReady in 1989 and over time grew to become a national player, while adding adjacent capabilities through a series of acquisitions, primarily in the 2013-to-2016 time period. The company rebranded from LaborReady to TrueBlue in 2007.

Q: What's wrong with TrueBlue in the current situation?

A: TrueBlue was a light industrial staffing powerhouse that has stumbled in recent years. The company is now worst-in-class on many metrics — growth, margins, free cash flow generation — and the business has been losing market share.

The company has compounded its operational issues with capital allocation mistakes, acquiring an unrelated business in the healthcare staffing space that has been a distraction and is also now missing financial targets. The company repurchased peak shares at peak prices ($20+ per share) while repurchasing no shares at current trough prices ($5+ per share).

The company has vastly overspent and mismanaged the rollout of their digital app, Jobstack, and has culled its nationwide branch network, a key source of their competitive advantage. The focus of my activism is on improving strategic focus and operational excellence.

Q: Have AI's capabilities been impacting TrueBlue or your view of the company?

A: AI is driving a huge capex investment cycle that is creating a gold rush for the type of blue-collar labor that TrueBlue is positioned to provide. Jensen Huang was quoted a few months ago: "If you're an electrician, a plumber, a carpenter...we're going to need hundreds of thousands of them to build all of these [A.I.] factories." This is a potential major opportunity for companies like TrueBlue, which operates a large skilled-trades business currently primarily focused on solar installations, but I believe they are starting to win some business in the AI data center area as well.

Internally, AI technology has the potential to drive efficiencies across the business, including improved matching between candidates and jobs or increasing the efficiency of recruiters by automating tasks. These benefits are important, but they need to be carefully and thoughtfully integrated. Staffing remains a people-first business.

The physical branch network and field are critical in this industry. They play an important role as a safety hub, recruitment hub and sales hub. The essence of the business is still grass-root prospecting, relationship building and community involvement. It lies with creating a high-performance culture with people out in the field showing up and delivering for clients every day and building local trust with clients and workers. I believe the underpinnings of this historically successful approach have been severely lost in recent years under the current management.

Q: TrueBlue is around a $150M market cap, but many activist campaigns are currently involving mega-corps. Do you think there is room for more activism in smaller companies?

A: Smaller public companies are often in greater need of activism than larger ones because they often possess less-sophisticated management teams or boards of directors and thus are more prone to strategic mistakes. Those mistakes can often carry on longer because many of these companies don't have as much of a spotlight on them due to a lack of sell-side coverage and investor interest.

Q: Please briefly outline your proxy contest in TrueBlue in as much detail as you can at this stage.

A: I released a public shareholder letter to the board as well as a detailed investor presentation in September 2025 to help put a spotlight on the company's issues and opportunities. This public step followed months of disappointing private engagement with members of the management team and board starting in June 2025. I announced my intention to nominate directors to the board in December 2025 after failing to make progress with the company and seeing the continued operational underperformance in their financial results. I've recruited a board slate that I think is purpose-fit to help TrueBlue with the key challenges that it faces. The company announced a defensive board refresh with two new directors immediately following my own nomination notice announcement that unfortunately seemed to do more to protect long-tenured incumbents than to fill key skill gaps on the board.

> **Q: Can you list each item you want to improve and your plan (as much as you can reveal) to turn it around?**

A: At a high-level, the plan is focused on re-establishing TrueBlue as a light industrial staffing powerhouse, a position it once proudly occupied. The company should return to its traditional sales focus on small- and mid-size customers that generate more durable and higher margins, rationalize excess corporate overhead, and divest non-core assets that are unaligned with the core strategy, particularly Healthcare Staffing Professionals. TrueBlue should re-commit to building its physical branch network, a key competitive advantage, especially in Sunbelt markets that are now showing the most attractive industrial jobs growth, and rebuild the go-to-market proactivity and culture of its field sales force. Historically, TrueBlue had a deeply entrepreneurial culture centered on grassroots prospecting, relationship building, and community involvement across its branch network. Reigniting this operational focus and field-level culture is critical to restoring lost market share and represents a key focus area of my Board slate.

The investments into their digital app, Jobstack, have gotten out of control and need to be rationalized to drive a demonstrable return on investment. At the same time, there is significant scope for basic product and technology improvements to enhance their digital offering, which is another key focus area of my proposed Board slate.

If staffing macro conditions do not improve, TrueBlue should protect its profitability by optimizing its cost structure to achieve the 2-3% EBITDA margins it has achieved in prior recessions and that other staffing companies are already operating at.

Achieving these outcomes likely requires new leadership and a strategic reset. The objectives of the proxy contest are to elevate the quality of leadership at the board level to pursue (1) a strategic and operational reassessment of the business and (2) a leadership assessment to ensure the right individuals are in place at the top of the Company.

If management can't deliver on these outcomes, the company should seek new leadership or pursue strategic alternatives to place the business in the hands of more capable or strategic owners who can maximize the full potential of the company's assets while delivering an appropriate premium for shareholders.

Q: Why do you think you can help turn things around?

A: My experience and network of contacts in the staffing industry, including as a board member at Employbridge, have provided me with key insights on how TrueBlue needs to reposition to succeed. I have purposefully recruited a high-quality slate to elevate the quality of leadership at the company. The combination of a thoughtful strategic plan prepared by a credible stakeholder and with the addition of a high-quality board of directors to provide oversight and perspectives on execution will provide the basis of a turnaround.

Q: What do you think of HireQuest's failed attempts to acquire TrueBlue?

A: HireQuest is a light industrial staffer that operates a fully franchised operating model. This compares to TrueBlue's fully owned and operated branch network. The franchise model is not a new concept and has existed in the staffing industry for decades. Many competitors employ a hybrid approach, with some branches franchised and some that are owned and operated, depending on the objectives and characteristics of a given local market.

The benefit of the franchise model is generally lower overhead and more entrepreneurial performance at the branch level for the franchisee, and a more resilient, high-margin, higher-multiple royalty for the franchisor. The cons are generally less control of the branch network and some limits on national account delivery.

HireQuest's system-wide sales have shown far better resilience and growth than TrueBlue in recent years, and I believe their CEO is a savvy operator and capital allocator. I believe they want to run their playbook against TrueBlue's assets, which could create value.

HireQuest has been pursuing an acquisition for TrueBlue for the last two years and has made offers as high as $12.30 in February 2025. Their most recent offer was an all-equity offer at $7.50, which would still be a premium to the current price.

My view is that if TrueBlue can't demonstrate a sustained turnaround of their business, then TrueBlue should consider strategic alternatives. That could include a sale of the business to HireQuest. However, there is a lot of untapped operating potential at the company.

Q: What is the company's current valuation and how does that compare to your target price for its stock (post-transformation)?

A: While the staffing industry is in the midst of a generational downturn and visibility into near-term earnings remains low, the company currently trades at just 60% of its tangible book value per share and just ~1-2x my estimate of normalized EBITDA and free cash flow. Tangible book value is primarily just accounts receivable. "Normalized" represents the earnings power that TrueBlue achieved in 2019 and 2022, prior to the current staffing recession, and pro forma for their recent acquisition of Healthcare Staffing Professionals.

Q: What is your target price based on? P/E multiple, EBITDA multiple, etc. Any other measurement?

A: My price target is triangulated based on a combination of EV / EBITDA, P/E and FCF multiples and also based on TrueBlue's historical trading multiples and peer trading multiples.

Q: Why this stock over others? What makes TrueBlue a compelling activist stock/ future turnaround story?

A: The stock offers multiple ways to win. At 60% of tangible book value, the stock today already trades well below liquidation and asset value, providing an attractive entry margin of safety. It trades at a discount to public acquisition offers it has received in the past year, most recently at $7.50 per share from competitor HireQuest. Even if revenue levels stay at current depressed levels, I believe EBITDA margins in the business should be at least the 2-3% the company achieved in 2009 and 2020, supporting $45M of EBITDA and a $9+ stock price at a 7x EBITDA multiple. If the industry eventually normalizes over the next few years, I believe the business can return to the earnings power it was generating from 2015 to 2019 and 2021 / 2022, implying a $30+ share price by 2030. If a market share turnaround to 2022 levels can also take hold, this can be a $60 share price by 2030.

Q: What is the next step the company should take in its transformation?

A: The company should seek to meaningfully refresh its board with the expertise it continues to lack — particularly staffing operational, digital transformation and capital allocation expertise — which are the specific skills represented by the highly qualified directors we intend to nominate. The newly reconstituted board should then undertake a strategic and operational assessment of the business as well as a leadership assessment to make sure the right leaders are in place at the top of the organization.

Q: What risks does this company face in its attempt to turn things around?

A: Turnarounds are difficult. They require very capable management teams, high attention to detail, and boards that can deftly handle their execution. It is possible that the company does not have the depth of management or board to successfully execute this revival. It is also possible that the industry macro environment deteriorates, putting further stress on the business' operations and balance sheet. The company has unfortunately eroded its strategic optionality by extending its balance sheet to acquire Healthcare Staffing Professionals. There are some signs of industry stabilization, with real-time staffing indicators turning positive in recent weeks following years of decline, as well as positive qualitative commentary from management teams across the industry.

Q: What do you expect this company's growth to look like down the road (post-transformation) and why?

A: The light industrial staffing industry as a whole has grown at GDP+ rates for decades, punctuated by occasional market downturns that typically last one to two years. We are in a deep downturn now. I expect the industry to recover within the next few years and resume its historical growth trajectory thereafter, consistent with prior cycles. The fundamental value proposition of staffing remains intact, and there are now additional longer-term growth catalysts for the sector, such as U.S. reshoring and illegal immigration crackdowns.

I forecast a longer recovery cycle than in prior cycles given the current macro uncertainties, such as tariffs, labor hoarding, etc. But it is a question of when, not if. For conservatism, I am underwriting a recovery to prior levels by 2028.

Within that industry backdrop, TrueBlue has been losing share and has therefore been undergrowing the industry. We think there is an opportunity to reverse that trend and to actually outgrow the industry through the implementation of our plan and improved oversight and leadership. It's been my experience that the best-run companies often gain share in market downturns.

Q: What's the long-term bull thesis for this company (post-transformation)?

A: If the light industrial staffing industry recovers to prior levels by 2028 with GDP growth thereafter (a more protracted recovery than seen in prior staffing cycles), and TrueBlue recaptures part of its lost market share at ~15-20% incremental EBITDA margins while strategically repurchasing shares with excess cash, TrueBlue could potentially generate ~$180 million of EBITDA and $5+ of EPS and free cash flow per share in 2030. Even a recovery to the prior earnings power that TrueBlue experienced



from 2015 to 2019 and 2021 to 2022 could support a $30+ share price. This compares to a current share price of $5 per share. Restoring lost market share could support even more upside.

*All charts are via TradingView unless specified otherwise.

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